UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)

AVSTAR AVIATION GROUP, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

05452X 109
(CUSIP Number)

March 23, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 05452X 109

1. Name of reporting persons: La Jolla IPO, Inc.

S.S. or I.R.S. Identification No. of above person (entities only) 26-2388627

2. Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☐

3. SEC use only

4. Citizenship or place of organization: California

Number of shares beneficially owned by each reporting person
5. Sole Voting Power 6,000,000

6. Shared Voting Power 0

7. Sole Dispositive Power 6,000,000

8. Shared Dispositive Power 0

9. Aggregate amount beneficially owned by each reporting person: 6,000,000

10. Check if the aggregate amount in row (9) excludes certain shares ☐

11. Percent of class represented by amount in row (9): 8.95%

12. Type of reporting person: CO

Item 1(a).	Name of Issuer:

AvStar Aviation Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3600 Gessner, Suite 220, Houston, Texas 77063

Item 2(a).	Name of Person Filing:

La Jolla IPO, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office is 7486 La Jolla Blvd., #360, La Jolla, CA 92037

Item 2(c).	Citizenship:

La Jolla IPO, Inc. is a California corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

05452X 109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3 (a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3 (a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4.	Ownership

Item 4(a).	Amount of Beneficially Owned:

As of March 23, 2010, La Jolla IPO, Inc. may be deemed to be the beneficial owner of 6,000,000 Shares.

Item 4(b).	Percent of Class:

The number of Shares of which La Jolla IPO, Inc. is deemed to be the beneficial owner constitutes approximately 8.95% of the current total number of Shares outstanding (based upon the information set forth in the Issuer’s Annual Report on Form 10-K filed on April 15, 2010).

Item 4(c).	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	6,000,000
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	6,000,000
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010

LA JOLLA IPO, INC.

By:   /s/ Edward Monet

Name/Title:  Edward Monet, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).